77C

Annual Meeting of Shareholders

The Fund held its annual meeting of Shareholders on July 25, 2005. 15,429,865.00 (94.808% of the record date common shares) were represented at the meeting. The matters below were voted by the Shareholders.

Proposal I: The election of Robert S. Matthews and Thomas J. Gibbons as Class II Directors of the Fund.

Elected by All Shareholders                Affirmative       Withheld
Robert S. Matthews. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15,382,826.507     47,038.493
Thomas J. Gibbons. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. 15,385,549.283     44,315.717

Messrs. Gerard J.M. Vlak, Antoine Bernheim, Harvey B. Kaplan, Peter Wolfram and Michael K. Quain continue in office as directors.